UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HATTERAS FINANCIAL CORP.

(Names of Subject Company)

RIDGEBACK MERGER SUB CORPORATION

(Offeror)

ANNALY CAPITAL MANAGEMENT, INC.

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

41902R103
(CUSIP Number of Class of Securities)

R. Nicholas Singh, Esq.
Chief Legal Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas,
New York, New York 10036
(212) 696-1000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.
Ronald C. Chen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,496,397,331	$150,687.21

*                  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $15.83, the average of the high and low sales prices per share of Hatteras Financial Corp. common stock on May 3, 2016, as reported by the New York Stock Exchange, and (ii) 94,529,206 (the number of shares of Hatteras Financial Corp. common stock estimated to be outstanding at the time the offer and the merger are consummated).

**            The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00010070 multiplied by the transaction valuation.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $97,856.26	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Form S-4 333-211140	Date Filed: May 5, 2016

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO is filed by Annaly Capital Management, Inc. (“Annaly”), a Maryland corporation and Ridgeback Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Offeror”).  This Schedule TO relates to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, $0.001 par value per share, of Hatteras Financial Corp. (“Hatteras”), a Maryland corporation, at the election of the holder thereof: (a) $5.55 in cash and 0.9894 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”), (b) $15.85 in cash (the “all-cash consideration”), or (c) 1.5226 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 on May 5, 2016, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of Hatteras common stock in the Offer (the “Registration Statement”).  The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto.  Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Annaly or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.  The Agreement and Plan of Merger, dated as of April 10, 2016, by and among Annaly, Offeror and Hatteras (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.  Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Summary” and “Questions and Answers About The Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2.  Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is Hatteras Financial Corp., a Maryland corporation.  Its principal executive office is located at 751 West Fourth Street, Suite 400, Winston-Salem, North Carolina 27101 and its telephone number is (336) 760-9391.

(b) As of May 3, 2016, there were 94,529,206 shares of Hatteras common stock issued and outstanding.

(c) The information concerning the principal market in which the shares of Hatteras common stock are traded and certain high and low sales prices for the shares of Hatteras common stock in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus and is incorporated into this Schedule TO by reference.

Item 3.  Identity and Background of Filing Person.

(a), (b) The information set forth in the section of the Prospectus entitled “The Companies—Annaly” and “The Companies—Offeror” in the Prospectus is incorporated into this Schedule TO by reference.

(c) The information set forth in the section of the Prospectus entitled “Directors and Executive Officers of Annaly and the Offeror” in Annex C to the Prospectus is incorporated into this Schedule TO by reference.

Item 4.  Terms of the Transaction.

(a) The information set forth in the Prospectus is incorporated into this Schedule TO by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Annaly’s Reasons for the Offer and the Merger,” “The Offer—Hatteras’ Reasons for the Offer and the Merger; Recommendation of the Hatteras Board of Directors,” “The Offer—Interests of Certain Persons in the Offer and the Merger,” “Merger Agreement,” “The Offer—Management Agreement Termination” and “The Offer—Certain Relationships with Hatteras” is incorporated into this Schedule TO by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(2-7) The information set forth in the Introduction and in the sections of the Prospectus entitled “The Offer—Background of the Offer and the Merger,” “The Offer—Annaly’s Reasons for the Offer and the Merger,” “The Offer—Hatteras’ Reasons for the Offer and the Merger,” “The Offer—General,” “The Offer—Plans for Hatteras,” “The Offer—Purpose of the Offer and the Merger; Dissenters’ Rights,” “The Offer—Management Agreement Termination” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8.  Interest in Securities of the Subject Company.

(a) The information set forth in the Introduction and in the sections of the Prospectus entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Annaly’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with Hatteras” is incorporated into this Schedule TO by reference.

(b) None.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of Shares; Delivery of Cash and Annaly Shares” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10.  Financial Statements.

(a) The information set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of Annaly,” “Selected Historical Consolidated Financial Data of Hatteras,” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus entitled “Selected Unaudited Pro Forma Condensed Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated into this Schedule TO by reference.

Item 11.  Additional Information.

(a), (c) The information set forth in the Prospectus and the Letter of Election and Transmittal is incorporated into this Schedule TO by reference.

Item 12.  Exhibits.

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to Annaly’s Registration Statement on Form S-4 filed on May 5, 2016 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Annaly and Hatteras, dated April 10, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Annaly on April 11, 2016)

(a)(5)(B)	Investor Presentation, dated April 11, 2016 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Annaly on April 11, 2016)

(a)(5)(C)	Investor Presentation, dated May 4, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Annaly on May 4, 2016 pursuant to Rule 425 under the Securities Act of 1933)

(a)(5)(D)	Form of Summary Advertisement*

(d)(1)	Agreement and Plan of Merger by and among Annaly, Offeror and Hatteras, dated as of April 10, 2016 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Annaly on April 11, 2016)

* Filed herewith.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2016

RIDGEBACK MERGER SUB CORPORATION

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chairman of the Board of Directors, Chief
Executive Officer and President

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ GLENN A. VOTEK
	Name:	Glenn A. Votek
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4)

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Annaly and Hatteras, dated April 10, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Annaly on April 11, 2016)

(a)(5)(B)	Investor Presentation, dated April 11, 2016 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Annaly on April 11, 2016)

(a)(5)(C)	Investor Presentation, dated May 4, 2016 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Annaly on May 4, 2016 pursuant to Rule 425 under the Securities Act of 1933)

(a)(5)(D)	Form of Summary Advertisement*

(d)(1)	Agreement and Plan of Merger by and among Annaly, Offeror and Hatteras, dated as of April 10, 2016 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Annaly on April 11, 2016)

*  Filed herewith.